U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Mitel Networks Corp / CN/

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60671Q104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60671Q104

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Fiera Capital Corporation

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) [ ]
(B) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

Province of Ontario (Canada)

Number of Shares Beneficially Owned by Each Reporting Person With:

5) Sole Voting Power	5,271,736
6) Shared Voting Power	0
7) Sole Dispositive Power	5,271,736
8) Shared Dispositive Power	0

9) Aggregate Amount Beneficially Owned by Each Reporting Person

5,271,736

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

[ ]

11) Percent of Class Represented by Amount in Row (9)

5.28%

12) Type of Reporting Person (See Instructions)

IA

Item 1.
(a) Name of Issuer:

      Mitel Networks Corp

(b) Address of Issuer's Principal Executive Offices:

      350 Legget Dr.
      Kanata, Ontario
      K2K 2W7
      Canada

Item 2.
(a) Name of Person Filing:

      Fiera Capital Corporation

(b) Address of Principal Business Office or, if none, Residence:

      1501 McGill College, Suite 800
      Montreal, Quebec
      H3A 3M8
      Canada

(c) Citizenship:

      Canada

(d) Title of Class of Securities:

      Common Shares

(e) CUSIP Number:

      60671Q104

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

    (e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

    (j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

    (k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

        If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _____

     [X] If this statement is filed pursuant to 13d-1(c), check this box

Item 4. Ownership:

  (a) Amount Beneficially Owned: 5,271,736

  (b) Percent of Class: 5.28%

  (c) Number of Shares as to which such person has:

        (i)   Sole power to vote or direct the vote: 5,271,736

        (ii) Shared power to vote or direct the vote: 0

        (iii) Sole power to dispose or direct the disposition of: 5,271,736

        (iv) Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof
the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following **[ ]**

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Fiera Capital Corporation acts as an investment advisor on behalf
of many institutional clients.

**Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company**

      n/a

Item 8. Identification and Classification of Members of the Group

      n/a

Item 9. Notice of Dissolution of Group

      n/a

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities
referred to above were not acquired and are not held for the purpose of or with the effect
of changing or influencing the control of the issuer of the securities and were not
acquired and are not held in connection with or as a participant in any transaction having
that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete and correct.

                              Fiera Capital Corporation

                            By: /s/ Violaine Des Roches
                    Title: Senior Vice-President Legal Affairs and Compliance

Date: February 12, 2015